Sub Item 77M
Mergers
2-34393, 811-1879

          On October 31, 2006, Janus Orion Fund was the surviving fund in a reorganization. All of the assets and liabilities of Janus Olympus Fund were transferred to Janus Orion Fund. The transaction was approved by the Board of Trustees at a special meeting held on July 5, 2006 and by shareholders of the Janus Olympus Fund on October 30, 2006. The circumstances and details of the merger are contained in the August 11, 2006 SEC Filing, Conformed Submission Type 497(b), accession number 0001035704-06-000569, and such filing is incorporated herein by reference as an exhibit to Sub-Item 77M of Form N-SAR.